Exhibit 99.1

IMRIS and Siemens Healthcare collaborate to market intraoperative CT scanners

Siemens technology at the core of VISIUS iCT's state-of-the-art image quality

MINNEAPOLIS, Oct. 9, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") and Siemens Healthcare today announced that the companies have strengthened their sales collaboration through a new agreement that positions one of Siemens' most innovative computed tomography (CT) products as the core of the IMRIS VISIUS® iCT solution.

"Siemens and IMRIS have successfully collaborated on solutions for intraoperative magnetic resonance imaging and angiography, so adding CT is a natural extension of this relationship," said Murat Gungor, Vice President, CT and Radiation Oncology Business Unit, Siemens Healthcare North America. "We are looking forward to bringing the established benefits of low-dose CT imaging to the intraoperative environment."

Developed for the neurosurgery and spine surgery markets, the VISIUS iCT has at its core the 64- slice Siemens SOMATOM® Definition AS scanner. IMRIS received U.S. Food and Drug Administration (FDA) 510(k) clearance for VISIUS iCT in July. The company currently has systems sold to three major eastern US neurosciences centers.

"Siemens has helped co-develop the VISIUS iCT from concept to commercialization," said Jay D. Miller, IMRIS President and CEO. "We are excited to coordinate our companies' sales efforts to bring these solutions for intraoperative imaging to even more healthcare organizations."

The VISIUS iCT moves effortlessly into and out of the operating room in less than 30 seconds using ceiling-mounted rails and features advanced software applications that maximize image quality while minimizing radiation exposure in real time and industry leading post-processing software to enhance surgical diagnosis and intervention.

VISIUS iCT enables multiple operating room configurations to meet clinical requirements and increase system utilization. Layouts include one- or two- OR configurations with a center room isolating the CT from the surgical theater while not in use.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Chief Financial Officer
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 10:30e 09-OCT-13